Exhibit 99.2

Consolidated Interim Financial Statements of

(Unaudited)

neptune technologies & Bioressources inc.

For the three-month and-six month periods ended August 31, 2014 and 2013 neptune technologies & bioressources inc.

Consolidated Interim Financial Statements

(Unaudited)

For the three-month and six-month periods ended August 31, 2014 and 2013

Financial Statements

Consolidated Interim Statements of Financial Position	1
Consolidated Interim Statements of Earnings and Comprehensive Loss	2
Consolidated Interim Statements of Changes in Equity	3
Consolidated Interim Statements of Cash Flows	5
Notes to Consolidated Interim Financial Statements	6

Notice:

These interim financial statements have not been reviewed by the Corporation’s auditors.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Interim Statements of Financial Position

(Unaudited)

As at August 31, 2014 and February 28, 2014

	August 31, 2014	February 28, 2014

Assets

Current assets:
Cash	$9,721,940	$6,522,366
Short-term investments	34,641,820	23,025,951
Trade and other receivables	4,814,611	16,939,211
Tax credits receivable	1,656,934	2,031,729
Prepaid expenses	611,933	1,196,113
Inventories (note 4)	18,197,749	13,596,775
	69,644,987	63,312,145
Property, plant and equipment (note 5)	46,692,832	37,034,030
Intangible assets	1,591,536	1,878,270

Total assets	$117,929,355	$102,224,445

Liabilities and Equity

Current liabilities:
Loans and borrowings (note 6)	6,864	18,048
Trade and other payables	13,663,417	14,840,775
Advance payments	858,537	900,282
	14,528,818	15,759,105
Deferred lease inducements	479,792	509,470
Loans and borrowings (note 6)	14,347,104	10,081,195
Derivative warrant liability (note 12)	6,644,208	10,821,413
Total liabilities	35,999,922	37,171,183

Equity:
Share capital (note 7)	122,525,444	88,745,590
Warrants (note 7 (d))	648,820	464,800
Contributed surplus	23,906,517	23,386,025
Deficit	(79,505,306)	(62,097,779)
Total equity attributable to equity holders of the Corporation	67,575,475	50,498,636

Non-controlling interest (note 8)	5,441,033	6,980,958
Subsidiary warrants and options (note 8)	8,912,925	7,573,668
Total equity attributable to non-controlling interest	14,353,958	14,554,626

Total equity	81,929,433	65,053,262

Commitments and contingency (note 11)

Total liabilities and equity	$117,929,355	$102,224,445

See accompanying notes to unaudited consolidated interim financial statements.

1

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Interim Statements of Earnings and Comprehensive Loss

(Unaudited)

Three-month and six-month periods ended August 31, 2014 and 2013

	Three-month periods ended August 31,		Six-month periods ended August 31,
	2014	2013	2014	2013

Revenue from sales	$2,231,311	$5,345,733	$5,922,795	$11,435,769
Royalty revenues	391,549	—	391,549	2,261
Total revenues	2,622,860	5,345,733	6,314,344	11,438,030

Cost of sales (note 4)	(6,544,357)	(4,698,695)	(9,713,211)	(10,183,373)
Gross margin	(3,921,497)	647,038	(3,398,867)	1,254,657

Other income – from royalty settlement	—	—	1,633,950	—
Other income – insurance recoveries	—	5,000,000	—	5,700,000
Selling expenses	(774,312)	(515,762)	(1,595,814)	(1,045,241)
General and administrative expenses	(6,404,331)	(7,813,843)	(13,713,766)	(12,461,331)
Research and development expenses, net of tax credits of $46,774 and $83,588 (2013 - $164,337 and $287,423)	(3,317,958)	(2,442,112)	(5,383,819)	(4,026,495)
Results from operating activities	(14,418,098)	(5,124,679)	(22,458,316)	(10,578,410)

Finance income (note 12)	52,509	28,121	4,266,078	72,773
Finance costs (note 12)	(481,215)	(71,086)	(194,424)	(73,655)
Foreign exchange (loss) gain	(1,277)	115,984	(584,782)	112,469
Net finance (expense) income	(429,983)	73,019	3,486,872	111,587

Loss before income taxes	(14,848,081)	(5,051,660)	(18,971,444)	(10,466,823)

Income taxes (note 10)	—	—	(245,093)	—

Net loss and comprehensive loss for the period	$(14,848,081)	$(5,051,660)	$(19,216,537)	$(10,466,823)

Net loss and comprehensive loss attributable to:
Equity holders of the Corporation	$(12,724,655)	$(3,569,519)	$(17,407,527)	$(8,035,772)
Non-controlling interest	(2,123,426)	(1,482,141)	(1,809,010)	(2,431,051)

Net loss and comprehensive loss for the period	$(14,848,081)	$(5,051,660)	$(19,216,537)	$(10,466,823)

Basic and diluted loss per share	$(0.17)	$(0.06)	$(0.24)	$(0.13)

Basic and diluted weighted average number of common shares	74,866,124	60,600,189	74,057,410	60,350,829

See accompanying notes to unaudited interim consolidated financial statements.

2

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Interim Statements of Changes in Equity

(Unaudited)

Six-month periods ended August 31, 2014 and 2013

	Attributable to equity holders of the Corporation						Attributable to non-controlling interest
							Subsidiary	Non-
	Share capital			Contributed			warrants	controlling		Total
	Number	Dollars	Warrants	surplus	Deficit	Total	and options	interest	Total	equity

Balance, February 28, 2014	61,878,725	$88,745,590	$464,800	$23,386,025	$(62,097,779)	$50,498,636	$7,573,668	$6,980,958	$14,554,626	$65,053,262

Net loss and comprehensive loss for the period	—	—	—	—	(17,407,527)	(17,407,527)	—	(1,809,010)	(1,809,010)	(19,216,537)
	61,878,725	88,745,590	464,800	23,386,025	(79,505,306)	33,091,109	7,573,668	5,171,948	12,745,616	45,836,725
Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Share-based payment transactions (note 9)	—	—	—	1,350,706	—	1,350,706	1,924,999	—	1,924,999	3,275,705
Share-based payment transactions
with a consultant (note 9 (c))	100,723	280,639	—	(280,639)	—	—	—	—	—	—
Share options exercised (note 9 (a))	325,000	1,153,360	—	(340,860)	—	812,500	—	—	—	812,500
RSUs released (note 9 (b))	268,249	890,587	—	(890,587)	—	—	—	—	—	—
Public offering (note 7 (b))	11,500,000	29,202,687	—	—	—	29,202,687	—	—	—	29,202,687
Private placement (note 7 (c))	907,000	2,252,581	—	—	—	2,252,581	—	—	—	2,252,581
IQ financing (note 7 (d))	—	—	184,020	—	—	184,020	—	—	—	184,020
Total contributions by and distribution
to owners	13,100,972	33,779,854	184,020	(161,380)	—	33,802,494	1,924,999	—	1,924,999	35,727,493

Change in ownership interests in subsidiaries
that do not result in a loss of control
Exercise of Acasti warrants and
options by third parties (note 8 (a))	—	—	—	(7,559)	—	(7,559)	—	57,559	57,559	50,000
Exercise of Acasti call-options
by third parties (note 8 (a))	—	—	—	(86,641)	—	(86,641)	—	395,704	395,704	309,063
Acasti RSUs released (note 8 (a))	—	—	—	540,669	—	540,669	(572,217)	31,548	(540,669)	—
Exercise of NeuroBioPharm warrants and
options by third parties (note 8 (b))	—	—	—	18,074	—	18,074	—	(11,922)	(11,922)	6,152
NeuroBioPharm SBAs released (note 8 (b))	—	—	—	217,329	—	217,329	(13,525)	(203,804)	(217,329)	—
Total changes in ownership interest
in subsidiaries	—	—	—	681,872	—	681,872	(585,742)	269,085	(316,657)	365,215

Total transactions with owners	13,100,972	33,779,854	184,020	520,492	—	34,484,366	1,339,257	269,085	1,608,342	36,092,708

Balance at August 31, 2014	74,979,697	$122,525,444	$648,820	$23,906,517	$(79,505,306)	$67,575,475	$8,912,925	$5,441,033	$14,353,958	$81,929,433

See accompanying notes to unaudited consolidated interim financial statements.

3

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Interim Statements of Changes in Equity, Continued

(Unaudited)

Six-month periods ended August 31, 2014 and 2013

	Attributable to equity holders of the Corporation						Attributable to non-controlling interest
							Subsidiary	Non-
	Share capital			Contributed			warrants	controlling		Total
	Number	Dollars	Warrants	surplus	Deficit	Total	and options	interest	Total	equity

Balance, February 28, 2013	60,079,730	$83,561,499	$—	$17,736,472	$(45,457,773)	$55,840,198	$4,294,340	$(3,396,506)	$897,834	$56,738,032

Net loss and comprehensive loss for the period	—	—	—	—	(8,035,772)	(8,035,772)	—	(2,431,051)	(2,431,051)	(10,466,823)
	60,079,730	83,561,499	—	17,736,472	(53,493,545)	47,804,426	4,294,340	(5,827,557)	(1,533,217)	46,271,209
Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Share-based payment transactions (note 9)	—	—	—	3,391,523	—	3,391,523	2,049,644	—	2,049,644	5,441,167
Share-based payment transactions
with a consultant (note 9 (c))	75,389	213,990	—	435,750	—	649,740	—	—	—	649,740
Share options and RSUs exercised
(note 9 (a) and (b))	847,750	1,973,342	—	(738,967)	—	1,234,375	—	—	—	1,234,375
Total contributions by and distribution
to owners	923,139	2,187,332	—	3,088,306	—	5,275,638	2,049,644	—	2,049,644	7,325,282

Change in ownership interests in subsidiaries
that do not result in a loss of control
Exercise of Acasti warrants and
options by third parties	—	—	—	212,238	—	212,238	—	233,726	233,726	445,964
Exercise of NeuroBioPharm warrants and
options by third parties	—	—	—	836	—	836	—	(534)	(534)	302
Subsidiary shares issued for
royalties prepayment	—	—	—	(5,775,394)	—	(5,775,394)	—	5,746,394	5,746,394	(29,000)
Total changes in ownership interest
in subsidiaries	—	—	—	(5,562,320)	—	(5,562,320)	—	5,979,586	5,979,586	417,266

Total transactions with owners	923,139	2,187,332	—	(2,474,014)	—	(286,682)	2,049,644	5,979,586	8,029,230	7,742,548

Balance at August 31, 2013	61,002,869	$85,748,831	$—	$15,262,458	$(53,493,545)	$47,517,744	$6,343,984	$152,029	$6,496,013	$54,013,757

See accompanying notes to unaudited consolidated interim financial statements.

4

neptune technologies & bioressources inc.

Consolidated Interim Statements of Cash Flows

(Unaudited)

Three-month and six-month periods ended August 31, 2014 and 2013

	Three-month periods ended August 31,		Six-month periods ended August 31,
	2014	2013	2014	2013

Cash flows from operating activities:
Net loss for the period	$(14,848,081)	$(5,051,660)	$(19,216,537)	$(10,466,823)
Adjustments:
Depreciation of property, plant and equipment	402,257	66,575	489,178	132,536
Amortization of intangible assets	27,306	8,548	46,799	16,750
Impairment loss related to intangible assets	269,569	—	269,569	—
Impairment loss related to inventories	2,063,712	—	2,063,712	—
Stock-based compensation	1,113,838	3,994,214	3,275,705	6,090,907
Amortization of deferred lease inducements	(14,839)	(14,839)	(29,678)	(20,635)
Net finance expense (income)	429,983	(73,019)	(3,486,872)	(111,587)
Other finance costs paid	(13,229)	—	(27,747)	—
Realized foreign exchange gain (loss)	(6,073)	66,092	(52,510)	89,486
Income taxes expense	—	—	245,093	—
	(10,575,557)	(1,004,089)	(16,423,288)	(4,269,366)
Changes in non-cash operating items:
Trade and other receivables	4,788,711	459,570	12,124,600	(2,183,824)
Tax credits receivable	(46,774)	(164,337)	463,431	(287,423)
Prepaid expenses	217,430	(677,286)	584,180	(745,245)
Inventories	(3,037,013)	2,692,227	(6,664,686)	(1,541,738)
Trade and other payables	678,622	501,515	3,339,258	1,322,400
Advance payments	—	7,590	—	(5,497)
Deferred lease inducements	—	—	—	510,929
	(7,974,581)	1,815,190	(6,576,505)	(7,199,764)
Income taxes paid	—	—	(245,093)	—
	(7,974,581)	1,815,190	(6,821,598)	(7,199,764)
Cash flows from investing activities:
Interest received	22,889	6,242	52,312	146,877
Acquisition of property, plant and equipment	(4,877,100)	(1,811,000)	(14,545,021)	(3,262,379)
Acquisition of intangible assets	(75,929)	(297,787)	(82,251)	(314,767)
Maturity of short-term investments	32,935,811	3,381,896	33,435,811	8,925,096
Acquisition of short-term investments	(44,800,433)	(200,000)	(45,320,519)	(5,287,333)
	(16,794,762)	1,079,351	(26,459,668)	207,494
Cash flows from financing activities:
Repayment of loans and borrowings	(4,520)	(6,290)	(8,883)	(7,518)
Proceeds from financing (note 6)	4,429,351	—	4,429,351	—
Proceeds from exercise of subsidiary warrants and options	771	421,300	56,152	446,266
Proceeds from exercise of subsidiary call-options	309,063	—	309,063	—
Net proceeds from public offering (note 7 (b))	—	—	29,202,687	—
Net proceeds from private placement (note 7 (c))	(78,960)	—	2,252,581	—
Proceeds from exercise of options	812,500	1,174,375	812,500	1,234,375
Subsidiary share issue costs	—	(29,000)	—	(29,000)
Interest paid	(151,917)	(71,086)	(303,991)	(73,655)
	5,316,288	1,489,299	36,749,460	1,570,468
Foreign exchange (loss) gain on cash held in foreign currencies	(36,613)	70,476	(268,620)	42,536
Net (decrease) increase in cash	(19,489,668)	4,454,316	3,199,574	(5,379,266)
Cash beginning of period	29,211,608	5,068,877	6,522,366	14,902,459
Cash, end of period	$9,721,940	$9,523,193	$9,721,940	$9,523,193

Supplemental cash flow disclosure:
Non-cash transactions:
Acquired property, plant and equipment included in trade and other payables	$(2,137,243)	$939,166	$1,811,062	$1,675,751
Intangible assets included in trade and other payables	(58,324)	14,694	6,808	38,159
Grant received or receivable applied against property,
plant and equipment	140,342	—	140,342	5,498
Derecognition of grant receivable applied against
property, plant and equipment	—	2,589,297	—	2,589,297
Tax credit receivable applied against property,
plant and equipment	88,636	—	88,636	362,566
Interest capitalized	73,291	43,204	295,936	85,448

See accompanying notes to unaudited interim consolidated financial statements.

5

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month and six-month periods ended August 31, 2014 and 2013

1.    Reporting entity:

Neptune Technologies & Bioressources Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec, H7T 0A3. The consolidated interim financial statements of the Corporation comprise the Corporation and its subsidiaries, Acasti Pharma Inc. ("Acasti") and NeuroBioPharm Inc. ("NeuroBioPharm") (collectively referred to as the "group"). The Corporation focuses on the research, development and commercialization of products derived from marine biomasses for the nutraceutical and pharmaceutical industries.

Neptune is a biotechnology corporation engaged primarily in the development, manufacture and commercialization of marine-derived omega-3 polyunsaturated fatty acids ("PUFAs"). Neptune produces omega-3 PUFAs through its patented process of extracting oils from Antartic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune’s distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune’s lead products, Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKOTM), generally come in capsule form and serve as a dietary supplement to consumers.

The Corporation’s subsidiaries are subject to a number of risks associated with the successful development of new products and their marketing, the conduct of clinical studies and their results, the meeting of development objectives set by the Corporation in its license agreements and the establishment of strategic alliances. The Corporation’s subsidiaries will have to finance their research and development activities and clinical studies. To achieve the objectives of their business plans, the Corporation’s subsidiaries plan to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation’s subsidiaries will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

2.    Basis of preparation:

(a)	Statement of compliance:

These consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited consolidated annual financial statements, except as described in note 3. These consolidated interim financial statements have been prepared under IFRS in accordance with IAS 34, Interim Financial Reporting. Certain information, in particular the accompanying notes, normally included in the consolidated annual financial statements prepared in accordance with IFRS, has been omitted or condensed. Accordingly, the consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements, and therefore, should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended February 28, 2014.

The consolidated interim financial statements were authorized for issue by the Board of Directors on October 14, 2014.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following:

•	Share-based compensation transactions which are measured at fair value at date of grant pursuant to IFRS 2; and
•	Derivative warrant liabilities which are measured at fair value.
(c)	Functional and presentation currency:

These consolidated interim financial statements are presented in Canadian dollars, which is the Corporation and its subsidiaries’ functional currency.

(d)	Use of estimates and judgements:

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

6

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended August 31, 2014 and 2013

2.    Basis of preparation (continued):

(d)	Use of estimates and judgements (continued):

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•	Assessing the recognition of contingent liabilities, which required judgment in evaluating whether it is probable that economic benefits will be required to settle matters subject to litigation (note 11);
•	Determining that the Corporation has de facto control over its subsidiary Acasti (note 8 (a)).

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Assessing the criteria for recognition of tax assets and investment tax credits;
•	Measurement of derivative warrant liabilities (note 12) and stock-based compensation (note 9); and
•	Collectability of trade receivable.

Also, the Corporation uses its best estimate to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

3.    Significant accounting policies:

The accounting policies and basis of measurement applied in these consolidated interim financial statements are the same as those applied by the Corporation in its consolidated financial statements for the year ended February 28, 2014, except as described below:

a)	On March 1, 2014, the Corporation adopted the following new accounting standard issued by the IASB:

IFRIC Interpretation 21 – Levies provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. A levy is an outflow of resources embodying economic benefits that is imposed by governments on entities in accordance with legislation, other than income taxes within the scope of IAS 12, Income Taxes and fines or other penalties imposed for breaches of the legislation. The interpretation identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. IFRIC 21 adoption did not have a significant impact on the Corporation’s consolidated interim financial statements.

b)	New standards and interpretations not yet adopted:

Financial instruments:

IFRS 9, Financial Instruments, was issued in November 2009. It addresses classification and measurement of financial assets and financial liabilities. In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9 Financial Instruments (2013). The new standard removes the January 1, 2015 prior effective date of IFRS 9. The new mandatory effective date will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized. The mandatory effective date is not yet determined; however, early adoption of the new standard is still permitted. In February 2014, a tentative decision established the mandatory effective application for annual periods beginning on or after January 1, 2018. The Corporation has not yet assessed the impact of adoption of IFRS 9 and does not intend to early adopt IFRS 9 in its financial statements.

7

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended August 31, 2014 and 2013

3.    Significant accounting policies (continued):

b)	New standards and interpretations not yet adopted (continued):

Revenue:

On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 will replace IAS 18, Revenue, among other standards. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. The new standard is effective for fiscal years ending on or after December 31, 2017, and is available for early adoption. The Corporation has not yet assessed the impact of adoption of IFRS 15, and does not intend to early adopt IFRS 15 in its financial statements.

4.    Inventories:

	August 31, 2014	February 28, 2014

Raw materials	$14,859,421	$11,059,602
Work in progress	466,028	292,382
Finished goods	2,313,191	1,970,393
Spare parts	559,109	274,398
	$18,197,749	$13,596,775

 For the three-month period ended August 31, 2014, the cost of sales of $6,544,357 ($4,698,695 for the three-month period ended August 31, 2013) included inventory costs of $1,731,305 ($4,675,628 for the three-month period ended August 31, 2013) which consisted of raw materials, consumables and changes in work in progress and finished goods, and inventory writedown of $2,063,712 (nil for the three-month period ended August 31, 2013).

For the six-month period ended August 31, 2014, the cost of sales of $9,713,211 ($10,183,373 for the six-month period ended August 31, 2013) included inventory costs of $4,835,218 ($9,906,852 for the six-month period ended August 31, 2013) which consisted of raw materials, consumables and changes in work in progress and finished goods, and inventory writedown of $2,063,712 ($188,656 for the six-month period ended August 31, 2013).

8

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended August 31, 2014 and 2013

5.     Property, plant and equipment:

		Building	Laboratory	Furniture
		and building	and plant	and office	Computer
	Land	components	equipment	equipment	equipment	Total

Cost:
Balance at February 28, 2014	$228,630	$18,310,432	$18,402,077	$470,927	$218,146	$37,630,212
Additions	—	3,938,493	6,197,277	11,888	322	10,147,980
Balance at August 31, 2014	$228,630	$22,248,925	$24,599,354	$482,815	$218,468	$47,778,192

Accumulated depreciation:
Balance at February 28, 2014	—	265,315	13,675	169,149	148,043	596,182
Depreciation for the year	—	220,168	223,901	29,826	15,283	489,178
Balance at August 31, 2014	$—	$485,483	$237,576	$198,975	$163,326	$1,085,360

Net carrying amounts:
February 28, 2014	$228,630	$18,045,117	$18,388,402	$301,778	$70,103	$37,034,030
August 31, 2014	228,630	21,763,442	24,361,778	283,840	55,142	46,692,832

In December 2011, the Corporation announced the start of an expansion project at its Sherbrooke plant. The cost of the expansion project has been revised to approximately $49,100,000 following the November 8, 2012 incident. For the six-month period ended August 31, 2014, the Corporation had total additions to property, plant and equipment of $10,046,372 related to this project.

From the balance of property, plant and equipment, an amount of $271,616 represents assets which are not yet in service as at August 31, 2014. Additions for the six-month period ended August 31, 2014 include interest capitalized of $295,936 and are net of tax credits and grants of $228,978.

6.    Loans and borrowings:

During the year ended February 28, 2014, Neptune finalized a secured financing of $12,500,000 with Investissement Québec (“IQ”). The IQ secured loan bearing interest at a rate of 7.0% per annum includes a two-year moratorium on principal repayment from the first disbursement date, following which, the loan will be payable in equal monthly instalments over a 4-year period. The loan has been disbursed overtime to Neptune on a project driven basis and is subject to compliance with certain covenants and warranties customary to such type of transaction. During the three-month period ended August 31, 2014, Neptune received the last disbursement of $3,966,744 from IQ ($8,533,256 were received as at February 28, 2014). The loan has been initially recorded at its estimated fair value of $3,782,724, using a discount rate of 9%. The difference with the cash contribution received has been allocated to the warrants issued and vested to IQ concurrently with the disbursement of the loan (note 7 (d)).

During the year ended February 28, 2013, Neptune obtained a refundable contribution without interest from a federal program, of which $3,037,393 has been received in cash. The refundable contribution is payable in monthly instalments of $50,623 from March 2016 to February 2021. During the three-month period ended August 31, 2014, Neptune received the last disbursement of $462,607.

9

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended August 31, 2014 and 2013

7.     Capital and other components of equity:

(a) Share capital:

Authorized capital stock:

Unlimited number of shares without par value:

➢	Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance:

➢	Series A preferred shares, non-voting, non-participating, fixed, preferential and non-cumulative dividend of 5% of paid-up capital, exchangeable at the holder’s option under certain conditions into common shares (none issued and outstanding).

(b) Public offering:

On March 6, 2014, Neptune closed a public offering of 11,500,000 common shares of the Corporation at a price of US$2.50 per common share for total gross proceeds of $31,717,000 (US$28,750,000). Total issue costs related to this transaction amounted to $2,514,313.

(c) Private placement:

On April 4, 2014, Neptune closed a private placement of $2,503,320 of common shares of the Corporation at a price of $2.76 per share, resulting in a total of 907,000 shares being issued. Total issue costs related to this transaction amounted to $250,739.

(d)	Warrants:

The warrants of the Corporation are composed of the following as at August 31, 2014 and February 28, 2014:

		August 31, 2014		February 28, 2014

	Number outstanding and exercisable	Amount	Number outstanding and exercisable	Amount

Warrants IQ financing (classified as equity)	750,000	$648,820	511,995	$464,800
	750,000	$648,820	511,995	$464,800

During the year ended February 28, 2014, as part of the IQ secured loan of $12,500,000, the Corporation granted warrants to purchase 750,000 common shares of the Corporation to IQ. The warrants will be exercisable at an exercise price of $3.37 until December 12, 2019. Warrants had vested on a project driven basis concurrently with each loan disbursement date prorated according to the amount disbursed by IQ. At February 28, 2014, 511,995 warrants had vested.

During the six-month period ended August 31, 2014, 238,005 more warrants had vested, for a total of 750,000 outstanding warrants.

10

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended August 31, 2014 and 2013

8.     Non-controlling interest:

(a)	Acasti:

Changes in ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The differences between the considerations received and the non-controlling interest adjustments are recognized in contributed surplus.

Although the Corporation owns less than 50% of Acasti's shares and less than 50% of the voting power, management has determined that the Corporation controls the entity. Management concluded that the Corporation has control over Acasti on a de facto power basis, because, amongst other things, the remaining voting rights in Acasti are widely dispersed and there is no indication that all other shareholders exercise their votes collectively. As at August 31, 2014 and February 28, 2014, Neptune owns 47.77% and 49.07%, respectively (34.39% and 34.34% on a fully diluted basis, respectively), of Acasti shares and voting rights.

During the six-month period ended August 31, 2014, the Corporation’s participation in Acasti changed as follows:

i)	Various holders of Acasti options exercised their right to purchase Class A shares, resulting in the issuance of 200,000 shares by Acasti and cash proceeds in Acasti of $50,000. The impact of these options exercised on the non-controlling interest amounts to $57,559.
ii)	Various holders of Acasti call-options exercised their right to purchase Class A shares, resulting in the transfer of 1,186,250 Acasti shares from Neptune and cash proceeds in Neptune of $309,063. The impact of these call-options exercised on the non-controlling interest amounts to $395,704.
iii)	Acasti released 197,999 restrictive share units to board members, executive officers, employees and consultants under the Acasti equity incentive plan. The impact of these restrictive share units released on the non-controlling interest amounts to $(540,669).

(b)   NeuroBioPharm:

Changes in ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The differences between the considerations received and the non-controlling interest adjustments are recognized in contributed surplus.

As at August 31, 2014 and February 28, 2014, Neptune owns 74% and 75%, respectively, of NeuroBioPharm shares. As at August 31, 2014 and February 28, 2014, Neptune owns 95% and 95%, respectively, of NeuroBioPharm voting rights.

During the six-month period ended August 31, 2014, the Corporation’s participation in NeuroBioPharm changed as follows:

i)	Various holders of NeuroBioPharm warrants exercised their right to purchase Class A shares, resulting in the issuance of 8,203 shares by NeuroBioPharm and cash proceeds in NeuroBioPharm of $3,281 and additional consideration in Neptune of $2,871 for a total of $6,152. The impact of these warrants exercised on the non-controlling interest amounts to $(11,922).
ii)	NeuroBioPharm released 135,249 share bonus awards to board members, executive officers, employees and consultants under the NeuroBioPharm share bonus plan. The impact of these restrictive share units released on the non-controlling interest amounts to $(217,329).

11

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended August 31, 2014 and 2013

8.     Non-controlling interest (continued):

(c)	Subsidiary options, call-options and warrants:

Subsidiary options, call-options and warrants granted as share-based payments by the Corporation or its subsidiaries, Acasti and NeuroBioPharm are detailed as follows:

		August 31, 2014		February 28, 2014
	Number outstanding	Amount	Number outstanding	Amount

Acasti Pharma Inc.
Stock options plan (note 9 (d))	4,813,750	$4,283,494	4,911,000	$3,563,263
Restrictive share units (note 9 (e))	571,168	1,216,848	775,001	943,320
Call-options (note 9 (g))	5,812,500	2,763,793	7,103,750	2,429,813
Private placement warrants
Series 6	375,000	306,288	375,000	306,288
Series 7	375,000	100,400	375,000	100,400
	11,947,418	8,670,823	13,539,751	7,343,084
NeuroBioPharm Inc.
Stock options plan (note 9 (h))	472,500	14,830	485,000	14,791
Share bonus plan (note 9 (i))	441,585	34,360	584,501	24,685
Rights over series 2011-2 warrants (note 9 (j))	1,455,000	19,234	1,521,250	18,484
Rights over series 2011-3 warrants (note 9 (j))	5,487,407	166,798	5,895,668	166,798
Call-options (note 9 (k))	3,715,000	6,880	3,970,000	5,826
	11,571,492	242,102	12,456,419	230,584

	23,518,910	$8,912,925	25,996,170	$7,573,668

12

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended August 31, 2014 and 2013

8.     Non-controlling interests (continued):

(c)	Subsidiary options, call-options and warrants (continued):

Other subsidiary warrants outstanding that could impact non-controlling interest in the future are detailed as follows:

		August 31, 2014		February 28, 2014
	Number outstanding	Amount	Number outstanding	Amount
Acasti Pharma Inc.
Series 8 - Public offering warrants 2014
liability classified (note 12)
(592,500 held by Neptune)	18,400,000	$6,644,208	18,400,000	$10,821,413
Series 9 - Private placement warrants 2014	1,616,542	-	1,616,542	-
	20,016,542	6,644,208	20,016,542	10,821,413
NeuroBioPharm Inc.
Series 2011-1 warrants (1,940,000 held by Neptune
as at August 31, 2014 and February 28, 2014)	5,989,301	-	5,997,504	-
Series 2011-2 warrants (1,960,574 held by Neptune
as at August 31, 2014 and 1,894,324 as at
February 28, 2014)	1,995,075	-	1,928,825	-
Series 2011-3 warrants (782,266 held by Neptune
as at August 31, 2014 and 374,005 as at
February 28, 2014)	2,562,768	-	2,154,507	-
	10,547,144	-	10,080,836	-

	30,563,686	$6,644,208	30,097,378	$10,821,413

The characteristics of the Acasti subsidiary warrants are as follows:

Series 6 entitle the holder to purchase one Class A share for $1.50 per share until February 10, 2015.

Series 7 entitle the holder to purchase one Class A share of Acasti for $1.50 per share until February 10, 2015 subject to the achievement of certain agreed upon and predefined milestones. Series 7 warrants are subject to vesting in equal installments over four semesters, subject to continued service and attainment of market (187,500 warrants) and non-market performance conditions (187,500 warrants).

Series 8 Public offering warrants entitle the holder to purchase one Class A share for US$1.50, subject to adjustment, until December 3, 2018. The warrants are derivative liabilities for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency.

Series 9 Private placement warrants entitle the holder to purchase one Class A share for $1.60, subject to adjustment, until December 3, 2018.

The characteristics of the NeuroBioPharm subsidiary warrants are as follows:

Series 2011-1 allows the holder to purchase one Class A share for $0.40 per share until the earliest of the two following events: (i) fifteen (15) days after the listing of the Corporation’s shares on a recognized stock exchange; or (ii) on April 12, 2015.

Series 2011-2 allows the holder to purchase one Class A share of NeuroBioPharm for $0.47 per share until the earliest of the two following events: (i) fifteen (15) days after the listing to the corporation's shares on a recognized stock exchange; or (ii) on April 12, 2016.

Series 2011-3 allows the holder to purchase one Class A share of NeuroBioPharm for $0.40 per share until April 12, 2016.

13

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended August 31, 2014 and 2013

9.     Share-based payment:

At August 31, 2014, the Corporation has the following share-based payment arrangements:

Share-based payments on shares of the Corporation:

(a)	Corporation stock option plan:

The Corporation has established a stock option plan for directors, officers, employees and consultants. The exercise price of the stock options granted under the plan is not lower than the closing price of the common shares listed on the TSX on the eve of the grant. The terms and conditions for acquiring and exercising options are set by the Board of Directors, as well as the term of the options which, however, cannot be more than five years or any other shorter period as specified by the Board of Directors, according to the provisions of the plan. The Corporation’s stock-option plan allows the Corporation to issue a number of stock options not in excess of 15% of the number of common shares shares issued and outstanding from time to time. The total number of stock options issuable to a single holder cannot exceed amongst other 5% of the Corporation’s total issued and outstanding common shares shares at the time of the grant, with the maximum being 2% for any one consultant.

Every stock option granted under the plan must provide for a vesting period of no less than eighteen (18) months and a gradual and equal acquisition of vesting rights at least on a quarterly basis.

The number and weighted average exercise prices of stock options are as follows:

	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options

Options outstanding at March 1, 2014 and 2013	$3.14	8,052,918	$2.95	8,115,418
Granted	2.77	915,000	2.65	710,000
Forfeited	3.05	(146,250)	3.18	(259,000)
Expired	2.72	(482,500)	2.28	(90,000)
Exercised	2.50	(325,000)	1.60	(772,750)
Options outstanding at August 31, 2014 and 2013	$3.15	8,014,168	$3.07	7,703,668

Options exercisable at August 31, 2014 and 2013	$3.23	5,819,168	$3.07	4,396,154

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the periods ended:

	Six-month period ended August 31, 2014	Six-month period ended August 31, 2013

Exercise price	$2.77	$2.65
Share price	$2.63	$2.48
Dividend	-	-
Risk-free interest	0.87%	0.52%
Estimated life	2.54 years	1.62 years
Expected volatility	59.03%	73.39%

14

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended August 31, 2014 and 2013

9.     Share-based payment (continued):

(a)	Corporation stock option plan (continued):

The weighted average fair value of the options granted to employees during the six-month period ended August 31, 2014 is $0.88 (2013 - $1.01). The weighted average fair value of the options granted to non-employees during the six-month period ended August 31, 2014 is $0.96 (2013 - $1.11).

The weighted average share price at the date of exercise for share options exercised during six-month period ended August 31, 2014 was $2.95. An amount of $340,860 was reclassified to share capital on exercise of these options.

Stock-based compensation recognized under this plan amounted to $347,919 and $600,027, respectively, for the three-month and six-month periods ended August 31, 2014 (2013 - $1,288,629 and $2,455,517).

(b)	Corporation Restricted Share Unit (‘’RSUs’’):
The Corporation has established an equity incentive plan for employees, directors and consultants of the Corporation. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, under restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares.

The Corporation’s issued RSUs will vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category, but sixty percent (60%) of such awards will vest only upon achievement of the performance objectives identified by the Corporation. Performance objectives are based in part on the Corporation’s specific and global goals, but also on each holder’s individual performance. The fair value of the RSUs is determined to be the share price at date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period. The fair value of the RSUs granted during the six-month period ended August 31, 2013 was $3.32 per unit.

	Six-month period ended August 31, 2014	Six-month period ended August 31, 2013

RSUs outstanding at March 1, 2014 and 2013	739,918	‒
Granted	‒	1,191,000
Released	(268,249)	(75,000)
Forfeited	(4,583)	‒
RSUs outstanding at August 31, 2014 and 2013	467,086	1,116,000

During the six-month period ended August 31, 2014, 268,249 fully vested RSUs granted for past services have been released. The fair value of these RSUs of $3.32 per unit, totalling $890,587, has been reclassified from contributed surplus to share capital on exercise.

Stock-based compensation recognized under this plan amounted to $207,651 and $750,679, respectively, for the three-month and six-month periods ended August 31, 2014 (2013 - $936,006 and $936,006).

(c)	Share-based payment transactions with a consultant:

During the year ended February 28, 2014, the Corporation entered into a fee agreement with a consultant for its services rendered up to January 31, 2014. As agreed, a portion of the fair value of the services received by the Corporation are settled in common shares. This transaction is within the scope of IFRS 2, Share-based payment. For the six-month period ended August 31, 2014, no amount was presented in the share-based payment expense (2013 - $649,740). During the six-month period ended August 31, 2014, the Corporation issued 100,723 shares to the consultant, as a payment of a part of the services rendered to the Corporation, for which an amount of $280,639 was reclassified from contributed surplus to share capital.

15

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended August 31, 2014 and 2013

9.     Share-based payment (continued):

Share-based payments on shares of the subsidiary Acasti:

(d)	Acasti stock option plan:

The subsidiary, Acasti, has established a stock option plan for directors, officers, employees and consultants. The exercise price of the stock options granted under the plan is not lower than the closing price of the Acasti Class A shares shares listed on the TSX Venture Exchange on the eve of the grant. The terms and conditions for acquiring and exercising options are set by the Board of Directors, as well as the term of the options which, however, cannot be more than ten years or any other shorter period as specified by the Board of Directors, according to the provisions of the plan. Acasti’s stock-option plan allows Acasti to issue a number of stock options not in excess of 10% of the number of Acasti Class A shares issued and outstanding from time to time. The total number of stock options issuable to a single holder cannot exceed amongst other 5% of Acasti’s total issued and outstanding Acasti Class A shares at the time of the grant, with the maximum being 2% for any one consultant.

Every stock option granted under the plan must provide for a vesting period of no less than eighteen (18) months and a gradual and equal acquisition of vesting rights at least on a quarterly basis.

The number and weighted average exercise prices of stock options are as follows:

	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options

Options outstanding at March 1, 2014 and 2013	$1.57	4,911,000	$1.55	5,216,250
Granted	1.20	282,500	2.36	140,000
Exercised	0.25	(200,000)	1.43	(281,500)
Forfeited	1.03	(79,750)	1.96	(120,000)
Expired	1.80	(100,000)	-	-
Options outstanding at August 31, 2014 and 2013	$1.61	4,813,750	$1.57	4,954,750

Options exercisable at August 31, 2014 and 2013	$1.56	3,762,625	$1.33	3,229,664

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the periods ended:

	Six-month period ended August 31, 2014	Six-month period ended August 31, 2013

Exercise price	$1.20	$2.36
Share price	$1.15	$2.30
Dividend	-	-
Risk-free interest	1.13%	1.03%
Estimated life	2.60 years	2.44 years
Expected volatility	56.62%	79.42%

16

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended August 31, 2014 and 2013

9.     Share-based payment (continued):

(d)	Acasti stock option plan (continued):

The weighted average fair value of the options granted to employees during the six-month period ended August 31, 2014 is $0.40 (2013 - $1.06). No options were granted to non-employees during the six-month periods ended August 31, 2014 and 2013.

The weighted average share price at the date of exercise for options exercised during the six-month period ended August 31, 2014 was $0.92 (2013 - $3.84).

Stock-based compensation recognized under this plan amounted to $216,030 and $720,231, respectively, for the three-month and six-month periods ended August 31, 2014 (2013 - $256,784 and $581,644). Amounts for the six-month periods ended August 31, 2014 and 2013 are included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

(e)	Acasti Restricted Share Unit (‘’RSUs’’):
Acasti has established an equity incentive plan for employees, directors and consultants of Acasti. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, under restricted conditions as may be determined by the Board of Directors of Acasti. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares.

Acasti’s issued RSUs will vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category, but sixty percent (60%) of such awards will vest only upon achievement of the performance objectives identified by Acasti. Performance objectives are based in part on Acasti’s specific and global goals, but also on each holder’s individual performance. The fair value of the RSUs is determined to be the share price at date of grant and is recognized as stock-based compensation, through ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest, over the vesting period. The fair value of the RSUs granted during the six-month period ended August 31, 2013 was $2.89 per unit.

	Six-month period ended August 31, 2014	Six-month period ended August 31, 2013

RSUs outstanding at March 1, 2014 and 2013	775,001	‒
Granted	‒	1,060,000
Released	(197,999)	‒
Forfeited	(5,834)	‒
RSUs outstanding at August 31, 2014 and 2013	571,168	1,060,000

Stock-based compensation recognized under this plan amounted to $240,771 and $845,745, respectively, for the three-month and six-month periods ended August 31, 2014 (2013 - $478,585 and $478,586). Amounts for the six-month periods ended August 31, 2014 and 2013 are included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

17

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended August 31, 2014 and 2013

9.     Share-based payment (continued):

(f)	Incentive rights over Acasti warrants:

From time to time, the Corporation has awarded incentive rights to employees over Series 4 warrants it owns in its subsidiary Acasti. The rights vested gradually. All were subject to the employees’ continued service, or having reached four years of continued service for directors.

The number and weighted average exercise prices of rights over Acasti warrants were as follows:

	Weighted average exercise price	Number of rights	Weighted average exercise price	Number of rights

Rights outstanding at March 1, 2014 and 2013	$-	-	$0.33	5,352,350
Exercised	-	-	0.34	(121,250)
Rights outstanding at August 31, 2014 and 2013	$-	-	$0.33	5,231,100

Rights exercisable at August 31, 2014 and 2013	$-	-	$0.33	5,231,100

During the year ended February 28, 2014, all rights were exercised and replaced.

The weighted average share price at the date of exercise for rights exercised during the six-month period ended August 31, 2013 was $3.33.

Stock-based compensation recognized under this plan amounted to nil and $1,471, respectively, for the three-month and six-month periods ended August 31, 2013. The amount for the six-month period ended August 31, 2013 is included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

(g)	Acasti call-options:

From time to time, the Corporation awards incentive call-options over shares it owns in its subsidiary Acasti.

The number and weighted average exercise price of call-options on Acasti shares are as follows:

	Weighted average exercise price	Number of call-options	Weighted average exercise price	Number of call-options

Call-options outstanding at March 1, 2014 and 2013	$1.71	7,103,750	$2.75	2,175,000
Granted	-	-	3.00	1,975,000
Exercised	0.26	(1,186,250)	-	-
Forfeited	2.98	(105,000)	2.75	(15,000)
Call-options outstanding at August 31, 2014 and 2013	$1.98	5,812,500	$2.87	4,135,000

Call-options exercisable at August 31, 2014 and 2013	$1.74	4,612,086	$2.75	540,000

18

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended August 31, 2014 and 2013

9.     Share-based payment (continued):

(g)	Acasti call-options (continued):

The fair value of call-options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for call-options granted during the period ended:

Six-month period ended August 31, 2013

Exercise price	$3.00
Share price	$2.89
Dividend	-
Risk-free interest	1.26%
Estimated life	2.45 years
Expected volatility	71.07%

The weighted average fair value of the call-options granted to employees during the six-month period ended August 31, 2013 was $1.22. The weighted average fair value of the call-options granted to non-employees during the six-month period ended August 31, 2013 was $1.08.

Stock-based compensation recognized under the call-option plan amounted to $96,104 and $333,980, respectively, for the three-month and six-month periods ended August 31, 2014 (2013 - $369,641 and $969,360). Amounts for the six-month periods ended August 31, 2014 and 2013 are included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

Share-based payments on shares of the subsidiary NeuroBioPharm:

(h)	NeuroBioPharm stock option plan:

The subsidiary, NeuroBioPharm, has established a stock option plan for directors, officers, employees and consultants. The exercise price of the options will be determined by the Board of Directors, but may not be lower than either (i) the price per share obtained in the latest majority arm’s length private placement realized within the last year and (ii) a determination of the subscription price value based on acceptable methods recognized by the TSX Venture Exchange. The life of the option will be a maximum of 10 years. NeuroBioPharm’s stock-option plan allows NeuroBioPharm to issue a number of stock options not in excess of 10% of the number of NeuroBioPharm Class A shares issued and outstanding from time to time. The total number of stock options issuable to a single holder cannot exceed amongst other 5% of NeuroBioPharm’s total issued and outstanding NeuroBioPharm Class A shares at the time of the grant, with the maximum being 2% for any one consultant.

Every stock option granted under the plan must provide for a vesting period of no less than eighteen (18) months and a gradual and equal acquisition of vesting rights at least on a quarterly basis.

19

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended August 31, 2014 and 2013

9.     Share-based payment (continued):

(h)	NeuroBioPharm stock option plan (continued):

The number and weighted average exercise prices of stock options are as follows:

	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options

Options outstanding at March 1, 2014 and 2013	$0.54	485,000	$0.50	461,250
Granted	1.00	10,000	-	-
Forfeited	0.50	(22,500)	0.50	(11,250)
Options outstanding at August 31, 2014 and 2013	$0.55	472,500	$0.50	450,000

Options exercisable at August 31, 2014 and 2013	$0.51	436,250	$0.50	450,000

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the period ended:

Six-month period ended August 31, 2014

Exercise price	$1.00
Share price	$0.10
Dividend	-
Risk-free interest	1.14%
Estimated life	2.51 years
Expected volatility	55.00%

The weighted average fair value of the options granted to employees during the six-month period ended August 31, 2014 is negligible. No options were granted to non-employees during the six-month period ended August 31, 2014.

Stock-based compensation recognized under this plan amounted to $21 and $39, respectively, for the three-month and six-month periods ended August 31, 2014 (2013 - nil and $454). Amounts for the six-month periods ended August 31, 2014 and 2013 are included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended August 31, 2014 and 2013

9.    Share-based payment (continued):

(i)	NeuroBioPharm’s Share bonus plan (‘’SBAs’’):
NeuroBioPharm has established an equity incentive plan for employees, directors and consultants of NeuroBioPharm. The plan provides for the issuance of share bonus awards, under restricted conditions as may be determined by the Board of Directors of NeuroBioPharm. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares.

NeuroBioPharm’s issued SBAs will vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category, but sixty percent (60%) of such awards will vest only upon achievement of the performance objectives identified by NeuroBioPharm. Performance objectives are based in part on NeuroBioPharm’s specific and global goals, but also on each holder’s individual performance. The fair value of the SBAs is determined to be the share price at date of grant and is recognized as stock-based compensation, through ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest, over the vesting period. The fair value of the SBAs granted during the six-month period ended August 31, 2013 was $0.10 per unit.

	Six-month period ended August 31, 2014	Six-month period ended August 31, 2013

SBAs outstanding at March 1, 2014 and 2013	584,501	‒
Granted	‒	584,501
Released	(135,249)	‒
Forfeited	(7,667)	‒
SBAs outstanding at August 31, 2014 and 2013	441,585	584,501

Stock-based compensation recognized under this plan amounted to $4,738 and $23,200, respectively, for the three-month and six-month periods ended August 31, 2014 (2013 - $12,904 and $12,904). Amounts for the six-month periods ended August 31, 2014 and 2013 are included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

(j)	Incentive rights over NeuroBioPharm warrants:

From time to time, the Corporation awards incentive rights to employees over Series 2011-2 and Series 2011-3 warrants it owns in its subsidiary NeuroBioPharm. The rights vest gradually. All are subject to the employees’ continued service, or having reached four years of continued service for directors.

The number and weighted average exercise prices of rights over NeuroBioPharm warrants are as follows:

	Weighted average exercise price	Number of rights	Weighted average exercise price	Number of rights

Rights outstanding at March 1, 2014 and 2013	$0.53	7,416,918	$0.51	7,733,176
Granted	-	-	0.76	210,000
Forfeited	0.51	(474,511)	0.60	(317,505)
Rights outstanding at August 31, 2014 and 2013	$0.53	6,942,407	$0.54	7,625,671

Rights exercisable at August 31, 2014 and 2013	$0.53	6,695,907	$0.51	6,800,421

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended August 31, 2014 and 2013

9.     Share-based payment (continued):

(j)	Incentive rights over NeuroBioPharm warrants (continued):

The fair value of rights over NeuroBioPharm warrants granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for rights granted during the period ended:

Six-month period ended August 31, 2013

Exercise price	$0.76
Share price	$0.10
Dividend	-
Risk-free interest	0.76%
Estimated life	2.38 years
Expected volatility	80.47%

The weighted average fair value of the rights granted to employees during the six-month period ended August 31, 2013 was $0.01. The weighted average fair value of the rights granted to non-employees during the six-month period ended August 31, 2013 was negligible.

Stock-based compensation recognized under this plan amounted to $392 and $750, respectively, for the three-month and six-month periods ended August 31, 2014 (2013 - $1,155 and $2,835). Amounts for the six-month periods ended August 31, 2014 and 2013 are included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

(k)	NeuroBioPharm call-options:

On December 3, 2012, Neptune has granted incentive stock compensation as a means of retention, partially offsetting salary reductions and as long-term incentive for management and key employees. The call-options vest gradually over a period of two years. All are subject to the employees’ continued service and a portion of these options are subject to non-market performance conditions which are met on August 31, 2014.

The number and weighted average exercise price of call-options on NeuroBioPharm shares are as follows:

	Weighted average exercise price	Number of call-options	Weighted average exercise price	Number of call-options

Call-options outstanding at March 1, 2014 and 2013	$0.86	3,970,000	$0.75	2,250,000
Granted	-	-	1.00	1,925,000
Forfeited	0.89	(255,000)	0.75	(50,000)
Call-options outstanding at August 31, 2014 and 2013	$0.86	3,715,000	$0.87	4,125,000

Call-options exercisable at August 31, 2014 and 2013	$0.85	2,555,419	$0.75	550,000

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended August 31, 2014 and 2013

9.     Share-based payment (continued):

(k)	NeuroBioPharm call-options (continued):

The fair value of call-options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for call-options granted during the period ended:

Six-month period ended August 31, 2013

Exercise price	$1.00
Share price	$0.10
Dividend	-
Risk-free interest	1.26%
Estimated life	2.45 years
Expected volatility	426.97%

The weighted average fair value of the call-options granted to employees during the six-month period ended August 31, 2013 was $0.10. No call-options were granted to non-employees during the six-month period ended August 31, 2013.

Stock-based compensation recognized under this plan amounted to $212 and $1,054, respectively, for the three-month and six-month periods ended August 31, 2014 (2013 - $769 and $2,390). Amounts for the six-month periods ended August 31, 2014 and 2013 are included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

10.     Income taxes:

   During the six-month period ended August 31, 2014, the Corporation paid foreign income taxes on certain foreign revenue.

11.     Commitments and contingency:

(a)	Contingency:
(i)	On May 29, 2014, the Corporation and its subsidiaries were served with a lawsuit from Mr. Henri Harland, former President and Chief Executive Officer of the Company and its subsidiaries who resigned from all his duties on April 25, 2014. Mr. Harland alleges in his complaint that he was forced to resign and is claiming inter alia, the acknowledgment of the relevant sections of his employment contract, the payment of a sum of approximately $8,500,000 and the issuance of 500,000 shares of each Neptune, Acasti and NeuroBioPharm, as well as two blocks of 1,000,000 call-options each on the shares held by Neptune in Acasti and NeuroBioPharm in his name. Neptune and its subsidiaries believe the claim as formulated is without merit or cause. Neptune and its subsidiaries will vigorously defend the lawsuit and take any steps necessary to protect their interests. No trial date has been set. As of the date of these consolidated financial statements, no agreement has been reached and an estimate of its financial effect cannot be made.
(b)	Commitments:
(i)	As at August 31, 2014, the Corporation signed agreements amounting to approximately $681,630 with various suppliers with respect to the plant expansion.
(ii)	In the normal course of business, a Corporation’s subsidiary has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.

The Corporation’s subsidiary initiated research and development projects that will be conducted over a 12 to 24-month period for a total initial cost of $10,401,790, of which an amount of $4,312,604 has been paid to date. As at August 31, 2014, an amount of $586,000 is included in “Trade and other payables” in relation to these projects.

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended August 31, 2014 and 2013

12.    Determination of fair values:

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Financial and non-financial assets and liabilities:

In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.
•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments.

The fair value of the loans and borrowings comprising: the finance lease liabilities, the secured loan and the refundable contribution obtained under a federal program is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of these loans approximates the carrying amounts and was measured using level 3 inputs.

Derivative warrant liabilities:

The Corporation measured its derivative warrant liabilities at fair value on a recurring basis. These financial liabilities were measured using a level 3 input.

The fair value of the public offering warrants 2014 was estimated according to the Black-Scholes option pricing model and based on the following assumptions:

	August 31, 2014		February 28, 2014

Exercise price	US$	1.50	US$	1.50
Share price		$0.94		$1.27
Dividend		-		-
Risk-free interest		1.38%		1.41%
Estimated life		4.26 years		4.76 years
Expected volatility		69.37%		66.47%

The fair value of the Warrants issued was determined to be $0.37 per warrant as at August 31, 2014 ($0.61 per warrant as at February 28, 2014). The change in fair value amounted to a loss of $308,032 and a gain of $4,177,205 for the three-month and six-month periods ended August 31, 2014, respectively, and is accounted for in finance costs and finance income, respectively.

The reconciliation of changes in level 3 fair value measurements of financial liabilities for the six-month period ended August 31, 2014 is presented in the following table:

August 31, 2014

Opening balance at March 1, 2014	$10,821,413
Change in fair value gain recognized in finance income	(4,177,205)
Closing balance at August 31, 2014	$6,644,208

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended August 31, 2014 and 2013

12.   Determination of fair values (continued):

Share-based payment transactions:

The fair value of the share-based payment transactions is measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information, when the shares have not been traded on a recognized exchange for a period of time that is commensurate with estimated life of option, it is estimated using historical volatility of comparable corporations), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

13.   Operating segments:

The Corporation has three reportable segments structured in legal entities, as described below, which are the Corporation’s strategic business units. The strategic business units offer different products and services, and are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Corporation’s CEO reviews internal management reports on at least a quarterly basis. The following summary describes the operations in each of the Corporation’s reportable segments:

•	Neptune produces and commercializes nutraceutical products.
•	Acasti Pharma Inc. develops and commercializes pharmaceutical applications for cardiovascular diseases.
•	NeuroBioPharm Inc. develops and commercializes pharmaceutical applications for neurological diseases.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management reports that are reviewed by the Corporation’s CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing is based on predetermined rates accepted by all parties involved.

Information about reportable segments:

Three-month period ended August 31, 2014:

	Nutraceutical	Cardiovascular	Neurological	Intersegment Eliminations	Total

Revenue from external sales
and royalties	$2,615,321	$7,539	$–	$–	$2,622,860
Revenue from internal sales, internal research contracts
or royalties	276,904	–	–	(276,904)	–
Depreciation and amortization	(425,038)	(585,232)	(81,325)	662,032	(429,563)
Stock-based compensation	(626,936)	(421,369)	(65,533)	-	(1,113,838)
Finance income	39,315	26,319	-	(13,125)	52,509
Finance costs	(171,983)	(319,483)	(13,125)	23,376	(481,215)
Reportable segment loss	(11,123,796)	(3,712,176)	(684,392)	672,283	(14,848,081)
Reportable segment assets	133,579,519	41,364,223	3,516,407	(60,530,794)	117,929,355
Reportable segment liabilities	27,970,718	9,275,296	21,995,797	(23,241,889)	35,999,922

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended August 31, 2014 and 2013

13.   Operating segments (continued):

Three-month period ended August 31, 2013:

	Nutraceutical	Cardiovascular	Neurological	Intersegment Eliminations	Total

Revenue from external sales
and royalties	$5,079,582	$266,151	$-	$-	$5,345,733
Revenue from internal sales, internal research contracts
or royalties	127,397	-	-	(127,397)	-
Insurance recoveries	5,000,000	-	-	-	5,000,000
Depreciation and amortization	(73,785)	(502,520)	(81,325)	582,507	(75,123)
Stock-based compensation	(2,678,750)	(993,266)	(322,198)	-	(3,994,214)
Finance income	33,569	7,677	-	(13,125)	28,121
Finance costs	(70,434)	(652)	(13,125)	13,125	(71,086)
Reportable segment loss	(1,638,292)	(3,238,204)	(757,671)	582,507	(5,051,660)
Reportable segment assets	97,037,906	25,872,516	3,832,513	(59,298,250)	67,444,685
Reportable segment liabilities	12,094,291	3,887,868	20,059,968	(22,611,199)	13,430,928

Six-month period ended August 31, 2014:

	Nutraceutical	Cardiovascular	Neurological	Intersegment Eliminations	Total

Revenue from external sales
and royalties	$6,250,732	$63,612	$-	$-	$6,314,344
Revenue from internal sales, internal research contracts
or royalties	503,753	-	-	(503,753)	-
Other income from royalty settlement	1,633,950	-	-	-	1,633,950
Depreciation and amortization	(529,779)	(1,167,612)	(162,650)	1,324,064	(535,977)
Stock-based compensation	(1,803,081)	(1,115,181)	(357,443)	-	(3,275,705)
Finance income	60,734	4,370,594	-	(165,250)	4,266,078
Finance costs	(192,518)	(1,906)	(26,250)	26,250	(194,424)
Reportable segment loss	(16,436,519)	(2,355,754)	(1,609,328)	1,185,064	(19,216,537)
Reportable segment assets	133,579,519	41,364,223	3,516,407	(60,530,794)	117,929,355
Reportable segment liabilities	27,970,718	9,275,296	21,995,797	(23,241,889)	35,999,922

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended August 31, 2014 and 2013

13.   Operating segments (continued):

Six-month period ended August 31, 2013:

	Nutraceutical	Cardiovascular	Neurological	Intersegment Eliminations	Total

Revenue from external sales
and royalties	$11,165,491	$272,539	$–	$–	$11,438,030
Revenue from internal sales, internal research contracts
or royalties	379,451	-	-	(379,451)	-
Insurance recoveries	5,700,000	-	-	-	5,700,000
Depreciation and amortization	(146,465)	(668,289)	(162,650)	828,118	(149,286)
Stock-based compensation	(4,013,869)	(1,534,196)	(542,842)	-	(6,090,907)
Finance income	81,124	17,899	-	(26,250)	72,773
Finance costs	(72,129)	(1,526)	(26,250)	26,250	(73,655)
Reportable segment loss	(4,752,199)	(5,203,312)	(1,339,430)	828,118	(10,466,823)
Reportable segment assets	97,037,906	25,872,516	3,832,513	(59,298,250)	67,444,685
Reportable segment liabilities	12,094,291	3,887,868	20,059,968	(22,611,199)	13,430,928

Differences between the sums of all segments and consolidated balances are explained primarily by the cardiovascular and neurological segments operating under licenses issued by the nutraceutical segment, the ultimate owner of the original intellectual property used in pharmaceutical applications. The intangible license assets of the pharmaceutical segments, their amortization charges and royalties are eliminated upon consolidation. Intersegment investments and balances payable or receivable explain further eliminations to reportable segment assets and liabilities.

The nutraceutical segment is the primary obligor of corporate expenses of the group. All material corporate expenses, except financing costs and certain common office expenses, are allocated to each reportable segment in a fraction that is commensurate to the estimated fraction of services or benefits received by each segment. These charges may not represent the cost that the segments would otherwise need to incur, should they not receive these services or benefits through the shared resources of the group or receive financing from the nutraceutical segment.

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended August 31, 2014 and 2013

14.   Related parties:

Transaction with a shareholder:

Under the terms of an agreement entered into with a corporation controlled by a shareholder of the Corporation, the Corporation is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. For the three-month and six-month periods ended August 31, 2014, total royalties included in operating expenses amounted to $28,840 and $83,802 (2013 - $52,070 and $112,450), respectively. As at August 31, 2014, the balance due to this corporation under this agreement amounts to $83,802 (February 28, 2014 - $573,589). This amount is presented in the consolidated statements of financial position under ''Trade and other payables''.

Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 2.5% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the three-month and six-month periods ended August 31, 2014 and 2013:

	Three-month periods ended August 31,		Six-month periods ended August 31,
	2014	2013	2014	2013

Short-term employee salaries and benefits	$400,330	$505,372	$1,138,016	$982,526
Share-based compensation costs	598,436	819,845	2,333,151	1,352,577
	$998,766	$1,325,217	$3,471,167	$2,335,103

28